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Exhibit 12.1

Copano Energy, L.L.C. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(In Thousands)

	Six Months ended June 30, 2012	Year ended December 31,
		2011	2010	2009	2008	2007	2006
Earnings:
Net income (loss)	$(126,553)	$(156,312)	$(8,681)	$23,158	$58,213	$63,175	$65,114
Income taxes	932	1,502	931	794	1,249	1,714	—
Equity in earnings from unconsolidated affiliates	102,291	145,324	20,480	(4,600)	(6,889)	(2,850)	(1,297)

Pre-tax income from continuing operations	(23,330)	(9,486)	12,730	19,352	52,573	62,039	63,817
Fixed charges	32,932	57,446	57,423	60,069	69,339	30,753	34,011
Amortization of capitalized interest	1,165	1,078	259	427	259	85	38
Distributions from unconsolidated affiliates	22,514	35,471	25,955	29,684	25,830	4,382	—
Capitalized interest	(3,486)	(9,675)	(3,355)	(3,362)	(3,471)	(932)	(693)

Earnings for ratio calculation	$29,795	$74,834	$93,012	$106,170	$144,530	$96,327	$97,173

Fixed charges:
Interest and other financing costs	$29,026	$47,187	$53,605	$55,836	$64,978	$29,351	$32,904
Capitalized interest	3,486	9,675	3,355	3,362	3,471	932	693
Interest portion of operating leases	420	584	463	871	890	470	414

Total fixed charges	$32,932	$57,446	57,423	$60,069	$69,339	$30,753	$34,011

Ratio of earnings to fixed charges	(1)	1.3x	1.6x	1.8x	2.1x	3.1x	2.9x

(1)
Earnings were inadequate to cover fixed charges for the six months ended June 30, 2012 by $3.1 million.

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  Exhibit 12.1
Copano Energy, L.L.C. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (In Thousands)